

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Guillaume Lefevre
Interim Chief Executive Officer
Presto Automation Inc.
985 Industrial Road
San Carlos, CA 94070

> **Re: Presto Automation Inc.**
> **Registration Statement on Form S-3**
> **Filed April 5, 2024**
> **File No. 333-278514**

Dear Guillaume Lefevre:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeff Kauten at 202-551-3447 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Will Burns